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January 7, 2022	Angela C. Jaimes T +1 617 951 7591 angela.jaimes@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:

DoubleLine Funds Trust (Registration Nos. 333-164298 and 811-22378) – Responses to Comments on Preliminary Proxy Statement filed on Schedule 14A for DoubleLine Shiller Enhanced CAPE® and DoubleLine Shiller Enhanced International CAPE®

Dear Ms. Dubey:

I am writing on behalf of DoubleLine Funds Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Trust’s preliminary proxy statement with respect to DoubleLine Shiller Enhanced CAPE® and DoubleLine Shiller Enhanced International CAPE® (together, the “Funds”), which was filed on Schedule 14A with the SEC on December 20, 2021 (the “Preliminary Proxy Statement”). I received your oral comments regarding the Preliminary Proxy Statement via telephone on December 28, 2021.

The following sets forth the Staff’s comments and the Funds’ responses thereto. The responses will be reflected, to the extent applicable, in a definitive proxy statement (the “Definitive Proxy Statement”), to be filed on or about January 18, 2022. Capitalized terms not otherwise defined herein have the meanings given in the Preliminary Proxy Statement.

1.	Comment: On page 1, please consider removing the following sentence since it may contribute to confusion.

“Except when a different vote is required by any provision of law or the Trust’s Third Amended and Restated Declaration of Trust (the “Declaration of Trust”) or Bylaws, a majority of Shares cast shall decide any questions and a plurality shall elect a Trustee.”

Response: The Definitive Proxy Statement will reflect the requested change.

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2.

Comment: Please revise language throughout the Preliminary Proxy Statement to clarify that broker non-votes cannot be counted as shares present for purposes of determining whether a quorum is present. The broker lacks authority to deliver a proxy representing those shares to the meeting, so the broker non-vote cannot be considered a share.

Response: The Trust respectfully notes that pursuant to rules to which the Trust is subject, abstentions and broker non-votes do not represent votes cast for a proposal but will be counted for purposes of determining whether a quorum is present. The Trust is not in a position to opine on whether a broker is permitted or not permitted to return a proxy card, and therefore respectfully declines to make the proposed change.

3.

Comment: On page 7 and page 9, under the sub-section “Expense Limitation Arrangements”, please (a) disclose that DoubleLine Alternatives LP (“DoubleLine Alternatives”) may seek reimbursement so long as recoupment does not cause the Funds to exceed the expense limit in effect at the time of the waiver or reimbursement and (b) revise “three fiscal years after the fiscal year” to say “within three years from the time such amounts were waived.”

Response: With respect to (a), the Definitive Proxy Statement will reflect the following change:

Expense Limitation Arrangements. If shareholders of DoubleLine Shiller Enhanced CAPE® approve the Proposals, DoubleLine Alternatives has agreed to enter into an Expense Limitation Agreement in respect of DoubleLine Shiller Enhanced CAPE® (the “Replacement Expense Limitation Agreement”) that will be on the same terms and conditions as the existing Expense Limitation Agreement between DoubleLine Capital and DoubleLine Shiller Enhanced CAPE® (the “Existing Expense Limitation Agreement”). The Existing Expense Limitation Agreement’s present term expires on July 31, 2022; the Replacement Expense Limitation Agreement will have an initial term that runs through July 31, 2023. Under the terms of the Replacement Expense Limitation Agreement, DoubleLine Alternatives may seek reimbursement of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, so long as such recoupment does not cause the Fund’s ordinary operating expenses to exceed the expense limitation that was in place when the fees were waived or expenses reimbursed.

With respect to (b), the Trust believes its current disclosure and accounting practices are appropriate and generally consistent with approaches taken by others in the industry. The Trust respectfully submits that an approach of recouping amounts waived or reimbursed by the date of the three-year anniversary of a fee waived or an expense reimbursed on a

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particular day is neither practicable nor consistent with our understanding of the practice of a significant number of other fund families in the industry. This disclosure is consistent with the approach taken more generally by the DoubleLine Family of Funds.

4.

Comment: Under “Expense Limitation Arrangements”, please confirm supplementally that the board determined that recoupment by DoubleLine Capital LP (“DoubleLine Capital”) of expenses waived when it was adviser to the Funds is appropriate.

Response: While the Board does not make the specific finding referenced, the Board oversees the operation of each Fund’s expense limitation agreement and receives regular reporting, typically quarterly, regarding the magnitude of expenses waived or reimbursed, the amounts subject to recoupment, and amounts actually recouped for each of the Funds.

5.	Comment: Please disclose the number of shares outstanding for each class of shares of each Fund, as required by Item 6 of Schedule 14A.

Response: The Definitive Proxy Statement will reflect this information as of the record date.

6.	Comment: Please confirm supplementally whether the reference to Class R6 shares under the sub-section “Current Distributor” is appropriate. If not, please revise.

Response: The Trust confirms the disclosure is accurate and the series tagging on the Definitive Proxy Statement will be updated accordingly.

7.

Comment: Please consider removing the last sentence in the first paragraph under the “Voting Information” sub-section: “In certain circumstances in which a Fund has received sufficient votes to approve a matter being recommended for approval by the Fund’s Board, the Fund may request that brokers and others, in their discretion, withhold or withdraw submission of broker non-votes or abstentions in order to avoid the need for solicitation of additional votes in favor of the proposal.” It is the Staff’s position that this disclosure is not appropriate.

Response: The Trust respectfully declines to make the requested change. The Trust believes that brokers should be free in their discretion to withhold votes or take other actions related to the vote if they believe it is in their clients’ best interests or, as applicable, their best interests.

8.	Comment: As described in the “Adjournments” sub-section starting on page 28, please add a proposal to the proxy statement and proxy card to adjourn if sufficient votes are not

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received to approve the proposals as a separate matter. The Staff views this as a substantive proposal that must be set forth separately.

Response: Rule 14a-4(a)(3) under the Securities Exchange Act of 1934, as amended, requires the form of proxy to identify “each separate matter intended to be acted upon” and states that “no reference need be made…to proposals as to which discretionary authority is conferred pursuant to [Rule 14a-4(c)].” The Trust submits that an adjournment of a shareholder meeting is not a “separate matter intended to be acted upon” at the meeting. Instead, the Trust believes that adjournments are “incident to the conduct of the [shareholder] meeting” and therefore discretionary authority for proxies to vote thereon is consistent with Rule 14a-4(c)(7). Therefore, the Trust respectfully declines to add a proposal line item regarding adjournment to the Definitive Proxy Statement and proxy cards.

*    *    *    *    *    *

We believe that this submission fully responds to your comments. We note that the Trust intends to observe these responses, but that they do not necessarily represent the position or policy of other funds in the DoubleLine Family of Funds or related parties. Please feel free to call me at (617) 951-7591 if you have any questions regarding the foregoing.

Very truly yours,

Angela C. Jaimes

cc:	Adam D. Rossetti, Esq.

Carolyn Liu-Hartman, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.

Karina Partovi, Esq.